UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Farmer Bros. Co.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

307675108

(CUSIP Number)

JAMES C. PAPPAS

JCP INVESTMENT MANAGEMENT, LLC

1177 West Loop South, Suite 1320

Houston, TX 77027

(713) 333-5540

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 9, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 307675108

1	NAME OF REPORTING PERSON

JCP Investment Partnership, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		671,955
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

671,955
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

671,955
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 307675108

1	NAME OF REPORTING PERSON

JCP Investment Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		671,955
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

671,955
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

671,955
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 307675108

1	NAME OF REPORTING PERSON

JCP Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		671,955
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

671,955
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

671,955
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 307675108

1	NAME OF REPORTING PERSON

JCP Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		992,826
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

992,826
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

992,826
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 307675108

1	NAME OF REPORTING PERSON

James C. Pappas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		992,826
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

992,826
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

992,826
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 307675108

1	NAME OF REPORTING PERSON

Todd E. Diener
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 307675108

1	NAME OF REPORTING PERSON

David A. Pace
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 307675108

1	NAME OF REPORTING PERSON

Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		275,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

275,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

275,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 307675108

1	NAME OF REPORTING PERSON

The Radoff Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		75,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

75,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

75,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

10

CUSIP No. 307675108

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, $1.00 par value per share (the “Shares”), of Farmer Bros. Co., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1912 Farmer Brothers Drive, Northlake, Texas 76262.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	JCP Investment Partnership, LP, a Texas limited partnership (“JCP Partnership”);
(ii)	JCP Investment Partners, LP, a Texas limited partnership (“JCP Partners”), which serves as the general partner of JCP Partnership;
(iii)	JCP Investment Holdings, LLC, a Texas limited liability company (“JCP Holdings”), which serves as the general partner of JCP Partners;
(iv)	JCP Investment Management, LLC, a Texas limited liability company (“JCP Management”), which serves as the investment manager of JCP Partnership and certain managed accounts (the “JCP Accounts”);
(v)	James C. Pappas (together with JCP Partnership, JCP Partners, JCP Holdings and JCP Management, “JCP”), as the managing member of JCP Management and sole member of JCP Holdings;
(vi)	Todd E. Diener;
(vii)	David A. Pace;
(viii)	Bradley L. Radoff; and
(ix)	The Radoff Family Foundation, a Texas non-profit corporation (the “Radoff Foundation”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of JCP is 1177 West Loop South, Suite 1320, Houston, Texas 77027. The principal business address of Mr. Diener is 4901 Lorraine Drive, Frisco, Texas 75034. The principal business address of Mr. Pace is 6118 Beverly Drive, Frisco, Texas 75034. The principal business address of Mr. Radoff and the Radoff Foundation is 2727 Kirby Drive, Unit 29L, Houston, Texas 77098. Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of the Radoff Foundation. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

11

CUSIP No. 307675108

(c)       The principal business of JCP Partnership is investing in securities. The principal business of JCP Partners is serving as the general partner of JCP Partnership. The principal business of JCP Holdings is serving as the general partner of JCP Partners. The principal business of JCP Management is serving as the investment manager of JCP Partnership and the JCP Accounts. The principal occupation of Mr. Pappas is serving as the managing member of JCP Management and sole member of JCP Holdings. The principal occupation of Mr. Diener is serving as a senior advisor at General Atlantic, a leading global growth equity investor. The principal occupation of Mr. Pace is serving as the Co-CEO of Tastemaker Acquisition Corp, a special purpose acquisition company. The principal occupation of Mr. Radoff is serving as a private investor. The principal business of the Radoff Foundation, of which Mr. Radoff serves as a director, is serving charitable purposes.

(d)       No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       JCP Partnership, JCP Partners, JCP Holdings, JCP Management and the Radoff Foundation are organized under the laws of the State of Texas. Messrs. Pappas, Diener, Pace and Radoff are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by JCP Partnership and held in the JCP Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 671,995 Shares owned directly by JCP Partnership is approximately $7,591,639, including brokerage commissions. The aggregate purchase price of the 320,871 Shares held in the JCP Accounts is approximately $2,214,845, including brokerage commissions.

The Shares directly owned by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 200,000 Shares directly owned by Mr. Radoff is approximately $1,051,823, including brokerage commissions.

The Shares purchased by the Radoff Foundation were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 75,000 Shares directly owned by the Radoff Foundation is approximately $408,478, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

12

CUSIP No. 307675108

On September 14, 2022, JCP Partnership delivered a letter to the Issuer nominating Todd E. Diener, David A. Pace and Bradley L. Radoff (collectively, the “Nominees) for election to the Issuer’s Board of Directors (the “Board”) at the 2022 annual meeting of stockholders (the “Annual Meeting”).

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 18,825,412 Shares outstanding as of August 22, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 2, 2022.

A.	JCP Partnership
(a)	As of the date hereof, JCP Partnership beneficially owned 671,955 Shares.

Percentage: Approximately 3.6%

(b)	1. Sole power to vote or direct vote: 671,955
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 671,955
4. Shared power to dispose or direct the disposition: 0

B.	JCP Partners
(a)	JCP Partners, as the general partner of JCP Partnership, may be deemed the beneficial owner of the 671,955 Shares owned by JCP Partnership.

Percentage: Approximately 3.6%

13

CUSIP No. 307675108

(b)	1. Sole power to vote or direct vote: 671,955
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 671,955
4. Shared power to dispose or direct the disposition: 0

C.	JCP Holdings
(a)	JCP Holdings, as the general partner of JCP Partners, may be deemed the beneficial owner of the 671,955 Shares owned by JCP Partnership.

Percentage: Approximately 3.6%

(b)	1. Sole power to vote or direct vote: 671,955
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 671,955
4. Shared power to dispose or direct the disposition: 0

D.	JCP Management
(a)	As of the date hereof, 320,871 Shares were held in the JCP Accounts. JCP Management, as the investment manager of JCP Partnership and the JCP Accounts, may be deemed the beneficial owner of the (i) 671,955 Shares owned by JCP Partnership and (ii) 320,871 Shares held in the JCP Accounts.

Percentage: Approximately 5.3%

(b)	1. Sole power to vote or direct vote: 992,826
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 992,826
4. Shared power to dispose or direct the disposition: 0

E.	Mr. Pappas
(a)	Mr. Pappas, as the managing member of JCP Management and sole member of JCP Holdings, may be deemed the beneficial owner of the (i) 671,955 Shares owned by JCP Partnership and (ii) 320,871 Shares held in the JCP Accounts.

Percentage: Approximately 5.3%

(b)	1. Sole power to vote or direct vote: 992,826
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 992,826
4. Shared power to dispose or direct the disposition: 0

F.	Mr. Diener
(a)	As of the date hereof, Mr. Diener does not beneficially own any Shares.

Percentage: 0%

14

CUSIP No. 307675108

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

G.	Mr. Pace
(a)	As of the date hereof, Mr. Pace does not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

H.	Mr. Radoff
(a)	As of the date hereof, Mr. Radoff directly beneficially owns 200,000 Shares. As a director of the Radoff Foundation, Mr. Radoff may also be deemed to beneficially own the 75,000 Shares owned by the Radoff Foundation.

Percentage: Approximately 1.5%

(b)	1. Sole power to vote or direct vote: 275,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 275,000
4. Shared power to dispose or direct the disposition: 0

I.	Radoff Foundation
(a)	As of the date hereof, the Radoff Foundation directly beneficially owns 75,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 75,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 75,000
4. Shared power to dispose or direct the disposition: 0

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such group may be deemed to beneficially own the 1,267,826 Shares owned in the aggregate by all of the Reporting Persons, constituting approximately 6.7% of the outstanding Shares. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

15

CUSIP No. 307675108

(c)	The transactions in the Shares by the Reporting Persons during the past 60 days are set forth in Schedule B and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.
(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On September 14, 2022, the Reporting Persons entered into a Joint Filing and Solicitation Agreement (the “Joint Filing and Solicitation Agreement”) pursuant to which the parties agreed, among other things, (a) to solicit proxies for the election of the Nominees at the Annual Meeting, and (b) that JCP would bear all expenses incurred in connection with the group’s activities. A copy of the Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Each of the Nominees has granted Mr. Pappas a power of attorney (collectively, the “POAs”) to execute certain SEC filings and other documents in connection with the solicitation of proxies from the Issuer’s stockholders in connection with the Annual Meeting and any other related transactions. The POAs are attached hereto as Exhibit 99.2 and are incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing and Solicitation Agreement, dated September 14, 2022.
99.2	Powers of Attorney.

16

CUSIP No. 307675108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2022

JCP Investment Partnership, LP

By:	JCP Investment Management, LLC Investment Manager

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

JCP Investment Partners, LP

By:	JCP Investment Holdings, LLC General Partner

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Sole Member

JCP Investment Holdings, LLC

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Sole Member

JCP Investment Management, LLC

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

/s/ James C. Pappas
James C. Pappas Individually and as attorney-in-fact for Todd E. Diener and David A. Pace

17

CUSIP No. 307675108

The Radoff Family Foundation

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Director

/s/ Bradley L. Radoff
Bradley L. Radoff

18

CUSIP No. 307675108

SCHEDULE A

Directors and Officers of The Radoff Family Foundation

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Bradley L. Radoff Director*
Rose Radoff Director and Secretary	Director and Secretary	2727 Kirby Drive, Unit 29L, Houston, Texas 77098	United States
Russell Radoff Director	Medical Doctor	Medical Clinic of Houston, L.L.P. 1701 Sunset Boulevard Houston, Texas 77005	United States

_______________

*Mr. Radoff is a Reporting Person and, as such, the information with respect to Mr. Radoff called for by the Schedule 13D is set forth therein.

CUSIP No. 307675108

SCHEDULE B

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase

JCP INVESTMENT MANAGEMENT, LLC
(Through the JCP Accounts)

65,911	4.9975	09/07/2022
72,361	5.0739	09/08/2022
46,847	5.2846	09/09/2022
11,476	5.5497	09/14/2022
8,168	5.1363	09/16/2022

BRADLEY L. RADOFF

50,000	5.1244	09/08/2022
135,000	5.2570	09/09/2022
15,000	5.4740	09/13/2022

THE RADOFF FAMILY FOUNDATION

16,226	5.0961	08/17/2022
10,000	5.2547	08/18/2022
15,727	5.7053	08/29/2022
5,000	5.6367	08/30/2022
3,047	5.4832	09/09/2022
25,000	5.4999	09/12/2022